43445 Business Park Dr. Suite 113
Temecula, CA 92590
Phone: 951-699-4749 Fax: 951-699-4062

October 31, 2006

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention:	Larry Spirgel,
Assistant Director

Re:	Outdoor Channel Holdings, Inc.
Form 10-K for the fiscal year ended December 31, 2005
Filed March 10, 2006

Form 10-Q for the quarterly period ended March 31, 2006

File No. 0-17287
Comment Letter Dated September 28, 2006

Dear Mr. Spirgel:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the filing of the above-referenced Form 10-K for the fiscal year ended December 31, 2005 (“Form 10-K”) and Form 10-Q for the quarterly period ended March 31, 2006 (“Form 10-Q”), which were furnished by your letter dated September 28, 2006.  In response to the Staff’s comments, we have reproduced below the comments set forth in the Staff Letter and followed each comment with our response.  The numbered paragraphs of this letter set forth below correspond to the numbered paragraphs of the Staff Letter. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Further, please note that Outdoor Channel Holdings, Inc. (the “Company”) hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

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•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Staff Comments

Revenue Recognition, page 50

1.                                      We refer to your response to prior comment 50.  We note that your revenue from these memberships was approximately $1.1 million for 2005.  Provide us with the related costs and margins from these memberships for each of the years ended December 31, 2005, 2004 and 2003.  Also tell us whether any of the amounts are refundable.

LDMA Membership Costs and Margins:

In order to properly address the Staff’s comment, we think it would be helpful to provide a brief explanation of the manner in which we account for LDMA memberships.  We capture and recognize revenue generated by our  LDMA business from multiple revenue streams, of which “LDMA memberships” is only one.  Accordingly, we aggregate the cost of generating the revenue from all streams.  As a result, we do not identify costs and margins directly to the revenue from “LDMA memberships” alone.  We do not believe that such a measure would be meaningful or cost-beneficial, and we would not use such a measure in evaluating our business or trends affecting our business.  The aggregate LDMA revenue, expenses and operating margin for the years ended December 31, 2005, 2004 and 2003, which amounts are not material in the aggregate, are as follows:

	2005	2004	2003
Revenue	$2,012,421	$2,123,138	$1,830,468
Expenses	2,035.105	2,034,262	1,838,349
Operating Margin	$(22,684)	$88,876	$(7,881)

Generally, LDMA membership fees are non-refundable after the expiration of 10 days from the date of the initial membership dues payment.  We do not recognize revenue until such 10-day period has passed, and we never recognize revenue in excess of the cash received.  After the initial 10-day period has expired, in very limited circumstances, we may refund membership fees.  For example, during 2004, we refunded one membership payment because we did not accept the individual as a member.  Similarly, during 2005, we refunded membership payments made by

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two members that were asked to leave the club, and a third member who joined by payment in full, but then asked to switch to our time payment option before the expiration of the 10-day waiting period.  During 2006, we have refunded less than $250 in membership fees..

Note 3- Acquisition of Minority Interest in The Outdoor Channel, Inc., page 54

2.                                      Please refer to prior comment 5.  We note that in your experience with MSOs that none of your contracts have ever been cancelled, however, we believe a number of factors in paragraph 11 of SFAS 142 would lead us to conclude an indefinite life classification is not appropriate.  Specifically:

•                  Tell us how you comply with paragraphs 11(d) with regard to renewals and amendments to the MSO agreements you acquired, and if you have had any material modifications to these agreements to date.

•                  Tell us in detail about the terms and conditions that have been modified in agreements that you have renewed or modified in the ordinary course of business.  In addition, for the agreements that are in the process of renewal, describe in detail the items modifying the original terms and conditions.  For instance, you should describe any changes such as revenue benchmarks, concession of rate incentives, cancellation of fee and margin split agreements.

•                  Tell us how you considered paragraph 11(e), specifically the effects of demand, competition and other economic factors within the cable industry, in reaching your conclusion.

In determining the useful life of the agreements, we believe you should use the period of time the agreements are expected to remain in place, assuming renewals, without material modifications to the original terms and conditions.

We acknowledge the Staff’s comments, and we note that at the end of each financial reporting quarter we review the facts and circumstances regarding such assets to test for impairment and consider amortization over a finite period.  After extensive analysis and discussions with third party experts, including those experts engaged by us regarding the initial accounting treatment of this acquisition, we have concluded that the MSO relationship intangible assets became fully impaired during  the third quarter of 2006 due to changes in the facts and circumstances surrounding the Company’s strategy and expectations regarding its MSO relationships.  The nature and scope of these changes are more fully described below.  Consequently, we believe that the appropriate accounting for our MSO relationship assets  is to

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expense 100% of their value during the third quarter of 2006.  We intend to reflect this impairment in our report on Form 10-Q for the nine months ended September 30, 2006 to be filed with the Commission on or before November 9, 2006.

During the third quarter of 2006, our Board of Directors engaged third party consultants to conduct a complete analysis of our distribution strategy and our MSO relationships.  These consultants presented their conclusions to the Board at its September 19, 2006 meeting.  At this meeting, the consultants stated that in order to meet our subscriber growth objectives, we would need to fundamentally change the way we approached our TOC business and, in particular, our MSO relationships.  Specifically, they concluded we must decrease our rates for all of our subscribers, including the prior existing subscribers.  Our Board responded by adopting a new strategy focused on rate relief for all subscribers that would materially modify the cash flows we could expect to achieve from our existing MSO relationships.

This new strategy represents a wholesale change in the way we approach our business as it relates to MSO relationships.  When our Board determined in 2004 to acquire the remaining 17.6% of TOC that it did not previously own, a significant motivating factor for pursuing the transaction  was the prospect of capturing 100% of TOC’s expected revenue growth to be generated from its MSO relationships and resultant subscriber base.  Following the merger, the Board considered strategic alternatives to accelerate growth of our subscriber base and, ultimately, decided to use launch support to add incremental subscribers to TOC’s existing MSO relationships without making any material modifications to these relationships.  Accordingly, no such modifications were anticipated during the course of executing that plan.

In July 2005, we closed an equity offering generating net proceeds of approximately $46 million.  We then embarked on our strategic plan to add incremental subscribers to our existing MSO relationships by offering upfront fees, believing that this strategy would result in no material modifications to the MSO relationships covering our then existing subscribers.  Unfortunately,  the execution of this plan did not produce the desired rate of increase in our number of subscribers and, as is noted above, lead our Board to engage consultants to determine whether a change in course was warranted.

The failure of our initial plan to generate incremental subscriber growth without modification of our MSO relationships, and the resulting change in our strategy, has caused us to re-evaluate our MSO relationship intangible assets.  We have prepared a new set of projections based on this new strategy and then compared the carrying value of the asset to the expected discounted cash flows.  This new plan is expected to precipitously drop our revenue from the MSOs and significantly increase our spending on these relationships.  The analysis therefore concludes that because of the approved action taken by the Board on September 19, 2006 to adopt a fundamental change in the strategic plan, we have indeed fully impaired the carrying value of the MSO relationship asset in the third quarter of 2006.  Thus, we

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will fully write-off the asset in the third quarter of 2006 by reflecting such expense in our Form 10-Q for the nine months ended September 30, 2006.

3.                                      We note that your relationship with one MSO continued for more than 4 years after expiration.  Tell us whether this relationship still exists.

This relationship still exists.  However, given our new strategy as of the end of the third quarter of 2006, we expect that any future relationship with this MSO will severely impair our cash flow from this MSO, and therefore any value ascribed to this prior relationship has been fully impaired.

4.                                      We note your statement that the manner in which the MSO carries your programming may change.  Describe in detail the nature of the changes that can be made.

Most of our MSO contracts allow the MSO to drop the carriage of our channel at anytime or choose to move us to any tier of carriage they so desire.  The ability to make these changes are more fully described in our fourth and fifth risk factor in our quarterly report on Form 10-Q for the period ending June 30, 2006 which are shown below:

If our channels are placed in unpopular program packages by cable or satellite service providers, or if service fees are increased for our subscribers, the number of viewers of our channels may decline which could harm our business and operating results.

We do not control the channels with which our channels are packaged by cable or satellite service providers. The placement by a cable or satellite service provider of our channels in unpopular program package could reduce or impair the growth of the number of our viewers and subscriber fees paid by service providers to us. In addition, we do not set the prices charged by cable and satellite service providers to their subscribers when our channels are packaged with other television channels. The prices for the channel packages in which our channels are bundled may be set too high to appeal to individuals who might otherwise be interested in our networks. Further, if our channels are bundled by service providers with networks that do not appeal to our viewers or is moved to packages with fewer subscribers, we may lose viewers. These factors may reduce the number of viewers of our channel, which in turn would reduce our subscriber fees and advertising revenue.

Cable and satellite service providers could discontinue or refrain from carrying The Outdoor Channel, which could reduce the number of viewers and harm our operating results.

The success of The Outdoor Channel is dependent, in part, on our ability to enter into new carriage agreements and maintain existing agreements with, and carriage by, satellite systems and multiple system operators’, which we refer to as MSOs, affiliated regional or individual cable systems. Although we have relationships or agreements with most of the largest MSOs and satellite service providers, execution of an agreement with an MSO does not ensure that its affiliated regional or individual cable systems will carry The Outdoor Channel. Under our current agreements, The Outdoor Channel typically offers MSOs and their cable affiliates the right to broadcast The Outdoor Channel to their

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subscribers, but such contracts do not require that The Outdoor Channel be offered to all subscribers of, or any tiers offered by, the MSO. Because certain carriage agreements do not specify on which service levels The Outdoor Channel is carried, such as analog versus basic digital, expanded digital or specialty tiers, and in which geographic markets The Outdoor Channel will be offered, we have no assurance that The Outdoor Channel will be carried and available to viewers of any particular MSO or to all satellite subscribers. In addition, if we are unable to fully comply with the terms of such agreements, the service providers could discontinue carrying The Outdoor Channel. If cable and satellite service providers discontinue or refrain from carrying The Outdoor Channel, this could reduce the number of viewers and harm our operating results.

Note 13 — Segment Information, page 66

5.                                      We note your response to prior comment 9 and the fact that you do not allocate goodwill to your reportable segments.  Note that paragraph 45 of SFAS 142 states that “entities that report segment information… shall provide… information about goodwill in total and for each reportable segment.”  We further note from your response to prior comment 10 that your goodwill is allocated to your TOC reportable segment.

6.                                      We note your response to prior comment 10.  Since your other intangible assets are also assigned to the TOC reporting unit, it is unclear why such intangibles are not included in the TOC segment’s Total Assets.  Please advise.

We acknowledge the Staff’s comments, and we will allocate amortizable intangible assets, goodwill, other non-amortizable intangible assets and deferred tax assets, net, to TOC and a smaller amount to Membership Division.  These allocations will be reflected beginning in our report on Form 10-Q for the nine months ended September 30, 2006.

Your prompt attention to our responses is greatly appreciated.  If you have any further questions or comments, please do not hesitate to contact me at 951-699-4749, extension 109.

Sincerely,

Outdoor Channel Holdings, Inc.

/s/ William A. Owen
William A. Owen,
Chief Financial Officer